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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of: July 2006

                               GIVEN IMAGING LTD.
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               (Exact name of registrant as specified in charter)

           Hermon Building, New Industrial Park, Yoqneam 20692, Israel
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

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                                EXPLANATORY NOTE

     On July 26, 2006, Given Imaging Ltd. (the "Company") issued a press release announcing second quarter and first half results for the period ended June 30, 2006. Copies of the press release and the Company's unaudited interim consolidated financial statements for the period ended June 30, 2006 are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

     The attached press release amends a press release that was issued earlier in the day which contained a typographical error in the first paragraph under the "Updated 2006 Guidance" section. As corrected, the first sentence under the heading "Updated 2006 Guidance" reads as follows: "The company adjusted its revenue guidance for the full year 2006 to $92 - $97 million and non-GAAP, fully-diluted earnings per share to $0.04 - $0.14."

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              GIVEN IMAGING LTD.


Date: July 28, 2006                           By:    /s/ Ido Warshavski
                                                     ---------------------------
                                              Name:  Ido Warshavski
                                              Title: General Counsel & Corporate
                                                     Secretary

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                                  EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit    Description
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99.1       Press release dated July 26, 2006, announcing second quarter and first half results for the period ended June 30, 2006

99.2 Unaudited interim consolidated financial statements of Given Imaging Ltd. for the period ended June 30, 2006

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